UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c)

and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2.

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Markit Ltd.

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

G58249106

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G58249106	Page 2 of 9

1	Names of reporting persons Temasek Holdings (Private) Limited
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Republic of Singapore
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 21,173,310*
	7	Sole dispositive power 0
	8	Shared dispositive power 21,173,310*
9	Aggregate amount beneficially owned by each reporting person 21,173,310*
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 11.8%**
12	Type of reporting person (see instructions) HC

*	See Item 4 of this Schedule.
**	Based on 178,868,020 Common Shares, par value US$0. 01 per share (“Shares”) reported by Markit Ltd. to be issued and outstanding immediately after completion of its initial public offering, as stated in its Prospectus dated June 18, 2014 and filed with the Securities and Exchange Commission (“SEC”) on June 20, 2014. Alternatively, if the 25,210,690 Shares held by the Markit Group Holdings Limited Employee Benefit Trust (the “EBT”) is included in the number of Shares issued and outstanding as of such date, this percentage would be 10.4%.

CUSIP No. G58249106	Page 3 of 9

1	Names of reporting persons Tembusu Capital Pte. Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Republic of Singapore
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 21,173,310*
	7	Sole dispositive power 0
	8	Shared dispositive power 21,173,310*
9	Aggregate amount beneficially owned by each reporting person 21,173,310*
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 11.8%**
12	Type of reporting person (see instructions) HC

*	See Item 4 of this Schedule.
**	Based on 178,868,020 Shares reported by Markit Ltd. to be issued and outstanding immediately after completion of its initial public offering, as stated in its Prospectus dated June 18, 2014 and filed with the SEC on June 20, 2014. Alternatively, if the 25,210,690 Shares held by the EBT is included in the number of Shares issued and outstanding as of such date, this percentage would be 10.4%.

CUSIP No. G58249106	Page 4 of 9

1	Names of reporting persons Esta Investments Pte. Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Republic of Singapore
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 21,173,310*
	7	Sole dispositive power 0
	8	Shared dispositive power 21,173,310*
9	Aggregate amount beneficially owned by each reporting person 21,173,310*
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 11.8%**
12	Type of reporting person (see instructions) CO

*	See Item 4 of this Schedule.
**	Based on 178,868,020 Shares reported by Markit Ltd. to be issued and outstanding immediately after completion of its initial public offering, as stated in its Prospectus dated June 18, 2014 and filed with the SEC on June 20, 2014. Alternatively, if the 25,210,690 Shares held by the EBT is included in the number of Shares issued and outstanding as of such date, this percentage would be 10.4%.

Item 1(a).	Name of Issuer:

Markit Ltd.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

4th Floor, Ropemaker Place, 25 Ropemaker Street, London, England EC2Y 9LY

Item 2(a).	Name of Person Filing:

(i)	Temasek Holdings (Private) Limited (“Temasek Holdings”).

(ii)	Tembusu Capital Pte. Ltd. (“Tembusu”), a wholly-owned subsidiary of Temasek Holdings.

(iii)	Esta Investments Pte. Ltd. (“Esta”), a wholly-owned subsidiary of Tembusu.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

(i)	60B Orchard Road

#06-18 Tower 2, The Atrium@Orchard,

Singapore 238891

(ii)	60B Orchard Road

#06-18 Tower 2, The Atrium@Orchard,

Singapore 238891

(iii)	60B Orchard Road

#06-18 Tower 2, The Atrium@Orchard,

Singapore 238891

Item 2(c).	Citizenship:

(i)	Republic of Singapore

(ii)	Republic of Singapore

(iii)	Republic of Singapore

Item 2(d).	Title of Class of Securities:

Common Shares, par value US$0.01 per share.

Item 2(e).	CUSIP Number:

G58249106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of December 31, 2014, Esta directly owned 21,173,310 Shares. Esta is wholly-owned by Tembusu, which in turn is wholly-owned by Temasek Holdings. Accordingly, as of December 31, 2014, each of Temasek Holdings and Tembusu may be deemed to have beneficially owned the 21,173,310 Shares owned directly by Esta. There are no changes to the above shareholdings as of the date of this Schedule.

(b)	Percent of class:

As of December 31, 2014, the Shares that may be deemed to have been beneficially owned by Temasek Holdings and Tembusu, and directly and beneficially owned by Esta, constituted approximately 11.8% of the Shares outstanding.

This percentage calculation is based on 178,868,020 Shares reported by Markit Ltd. to be issued and outstanding immediately after completion of its initial public offering, as stated in its Prospectus dated June 18, 2014 and filed with the SEC on June 20, 2014. Alternatively, if the 25,210,690 Shares held by the EBT is included in the number of Shares issued and outstanding as of such date, this percentage would be 10.4% .

(c)	Number of shares as to which the person has:

With respect to the shared power to vote, or to direct the vote, and to dispose, or to direct the disposition of, the Shares, please see Item 4(a) above regarding qualifications as to beneficial ownership.

(i)	Sole power to vote or to direct the vote:

0.

(ii)	Shared power to vote or to direct the vote:

Temasek Holdings: 21,173,310

Tembusu: 21,173,310

Esta: 21,173,310

(iii)	Sole power to dispose or to direct the disposition of:

0.

(iv)	Shared power to dispose or to direct the disposition of:

Temasek Holdings: 21,173,310

Tembusu: 21,173,310

Esta: 21,173,310

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2015	TEMASEK HOLDINGS (PRIVATE) LIMITED

	By:	/s/ Choo Soo Shen Christina
		Name:	Choo Soo Shen Christina
		Title:	Authorized Signatory

Dated: February 13, 2015	TEMBUSU CAPITAL PTE. LTD.

	By:	/s/ Cheong Kok Tim
		Name:	Cheong Kok Tim
		Title:	Director

Dated: February 13, 2015	ESTA INVESTMENTS PTE. LTD.

	By:	/s/ Lim Kim Hwee
		Name:	Lim Kim Hwee
		Title:	Director

Exhibit Index

Exhibit A	Joint Filing Agreement, dated February 13, 2015, among Temasek Holdings (Private) Limited, Tembusu Capital Pte. Ltd. and Esta Investments Pte. Ltd.

Exhibit A

JOINT FILING AGREEMENT

We, the signatories of this Statement on Schedule 13G to which this Agreement is attached, hereby agree that such Statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us.

Dated: February 13, 2015	TEMASEK HOLDINGS (PRIVATE) LIMITED

	By:	/s/ Choo Soo Shen Christina
		Name:	Choo Soo Shen Christina
		Title:	Authorized Signatory

Dated: February 13, 2015	TEMBUSU CAPITAL PTE. LTD.

	By:	/s/ Cheong Kok Tim
		Name:	Cheong Kok Tim
		Title:	Director

Dated: February 13, 2015	ESTA INVESTMENTS PTE. LTD.

	By:	/s/ Lim Kim Hwee
		Name:	Lim Kim Hwee
		Title:	Director